Exhibit 99.90
MANUFACTURING AND SUPPLY AGREEMENT
ENTERED INTO on the 11th day of March, 2009

BETWEEN:	Theratechnologies Inc., a company incorporated pursuant to the laws of the Province of Quebec, having its head office and principal place of business at 2310 Alfred-Nobel Boulevard, in the City of Montreal, Province of Quebec, Canada, H4S 2B4

(hereinafter referred to as “Thera”)

AND:	Bachem Americas Inc., a company incorporated pursuant to the laws of the State of California, having its head office and principal place of business at 3132 Kashiwa Street, in the City of Torrance, State of California, United States of America, 90505

(hereinafter referred to as “Americas”)

AND:	Bachem, Inc., a company incorporated pursuant to the laws of the State of California, having its head office and principal place of business at 3132 Kashiwa Street, in the City of Torrance, State of California, United States of America, 90505

(hereinafter referred to as “Inc.”)

(Americas and Inc. are hereinafter collectively referred to as “Bachem”)
WHEREAS Thera is a biopharmaceutical company which specializes in the research and the development of therapeutic peptides;
WHEREAS Bachem is a company which specializes in the manufacturing of therapeutic peptides;
WHEREAS on November 6, 2001, Peptix Inc., the manufacturing subsidiary of Thera, and Inc. entered into a Collaborative Development and Manufacturing Agreement (hereinafter referred to as the “CDMA”) pursuant to which Inc., jointly with Peptix, developed a large scale manufacturing process for Thera’s proprietary peptide, TH9507 or tesamorelin (hereinafter referred to as the “Active Ingredient”);
WHEREAS on November 29, 2006, Peptix ceased its activities and transferred all of its assets and liabilities, including those pursuant to the CDMA, to Thera, its sole shareholder;

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WHEREAS under the CDMA, the process for the manufacturing of [Redacted: Quantity] Lots (as hereinafter defined) of Active Ingredient remains subject to validation;
WHEREAS during the term of the CDMA, the requirements for the Active Ingredient changed, and future requirements are now more clearly defined as the commercial launch of a Finished Product (as hereinafter defined) approaches; and
WHEREAS the parties now wish to terminate the CDMA and enter into a new agreement to define their respective obligations with respect to the validation of the [Redacted: Quantity] manufacturing process, and the development and validation of a manufacturing process for the production of [Redacted: Quantity] Lots of Active Ingredient.
NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:
ARTICLE 1
DEFINITIONS AND INTERPRETATION
1.1	Definitions In this Agreement, unless the context clearly indicates to the contrary, the following words shall have the meanings set out hereunder:

1.1.1	“[Redacted: Quantity] Lot Manufacturing Process” shall mean the manufacturing process which meets cGMPs and Applicable Laws for the production of a nominal [Redacted: Quantity] Lots of Active Ingredient, developed pursuant to Article 3 of the CDMA and the letter of agreement entered into on November 19, 2007 between Thera and Bachem. For the purposes of this agreement, reference to a Lot of [Redacted: Quantity] shall be interpreted to mean the yield of a Lot of [Redacted: Quantity] which may be less or more than [Redacted: Quantity].

1.1.2	“Acquisition of Control of Thera” shall mean the acquisition (whether by take-over bid, share exchange, amalgamation, merger, plan of arrangement, reorganization or subscription of securities) of voting securities of Thera by a Person, whether acting alone or jointly or in concert with other Persons, resulting in his holding of more than fifty percent (50%) of Thera’s voting securities, or the sale, lease, licensing, transfer or disposal (whether voluntary or involuntary) of all, or substantially all, of the assets of Thera to a Person. For the purposes of this definition, it is a question of fact as to whether a Person is acting jointly or in concert with an other Person but a Person who, pursuant to an agreement, commitment or understanding, whether formal or informal, acquires securities of Thera or who intends to exercise the voting rights attached to the securities of Thera in concert with an other Person shall be presumed to be acting jointly or in concert with such other Person.

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1.1.3	“Active Ingredient” shall mean the growth hormone-releasing factor analogue peptide developed by Thera, tesamorelin acetate, scientifically referred to as [Redacted: Chemical Formula].

1.1.4	“Affiliate” shall mean a Person directly or indirectly controlling, or controlled by, or under common control with an other Person, with “control” meaning direct or indirect ownership of more than 50% of the voting securities or similar rights of interests of such Person or the power, direct or indirect, to cause or direct the management or policies of an other Person.

1.1.5	“Agreement” shall mean this manufacturing and supply agreement together with the Quality Agreement.

1.1.6	“Applicable Laws” shall mean all laws, statutes, ordinances codes, rules, regulations, guidelines and procedures which have been enacted by Regulatory Authorities and are in effect during the Term hereof in each case to the extent applicable to the performance by the parties of their respective obligations hereunder or otherwise to the subject matter of this Agreement.

1.1.7	“Bachem Know-How” shall mean all of the manufacturing information, analytical methods and validation, technical information, know-how and inventions, patentable and non-patentable, relating to the manufacturing of molecules and developed by Bachem. For the avoidance of doubt, Bachem Know-How does not include any element of the Thera Know-How.

1.1.8	“Breaching Party” shall have the meaning ascribed thereto in Section 13.2 hereof.

1.1.9	“cGMPs” shall mean current Good Manufacturing Practices, as required for active pharmaceutical ingredients in accordance with the U.S. FDA guidance for industry Q7A Good Manufacturing Practice Guidance for Active Pharmaceutical Ingredients, as the same may be amended or re-enacted from time to time, and all equivalent guidelines and regulations as promulgated by the Regulatory Authorities.

1.1.10	“Calendar Year” shall mean the period beginning on January 1st of one year and ending on December 31st of that same year.

1.1.11	“CDMA” shall have the meaning ascribed thereto in the preamble of this Agreement.

1.1.12	“Certificate of Analysis and Conformity” shall mean the certificate of analysis confirming the identity, quality and purity of a Lot of Active Ingredient to which it pertains together with the certificate of conformity confirming that the same Lot of Active Ingredient was manufactured, tested, stored and supplied in compliance with cGMPs and Applicable Laws, each such certificate signed by an authorized employee of Bachem.

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1.1.13	“Confidential Information” shall mean all data and information in oral, written, graphic, photographic, electronic, recorded or other form hereafter disclosed by either party (the “Disclosing Party”) to the other party (the “Recipient”) during the term of the CDMA and during the Term of this Agreement, including the Drug Master File, business plans, regulatory and product strategies and the Know-How, except for (i) information which, at the time of disclosure, is, or thereafter becomes, public knowledge through no breach of this Agreement, (ii) documented information which is rightfully in the Recipient’s possession prior to the date of the CDMA; (iii) information which is disclosed to the Recipient by a Person (other than the Disclosing Party) which is rightfully in possession of same and is not bound by confidentiality provisions, (iv) information which is disclosed with the prior written approval of the Disclosing Party; (v) information which is independently developed by Recipient without benefit of the Confidential Information as evidenced by written records or (vi) information which the Recipient is required under any Applicable Laws or legal process to disclose to any competent judicial or Regulatory Authority; provided, however, that in the event that a disclosure is required under (vi), the Recipient has complied with the terms of Section 10.6.

1.1.14	“Disclosing Party” shall have the meaning ascribed thereto in Subsection 1.1.13 hereof.

1.1.15	“Drug Master File” shall mean all the documentation detailing information about facilities, processes or articles used in the manufacturing, processing, packaging and storing of the Active Ingredient, including the analytical test methods for the Active Ingredient.

1.1.16	“EMEA” shall mean the European Medicine Evaluation Agency or any successor entity thereto.

1.1.17	“Executed Batch Record” shall mean the record prepared from the approved Master Batch Record, containing complete information relating to the production and control of a Lot.

1.1.18	“FDA” shall mean the United States Food and Drug Administration or any successor entity thereto.

1.1.19	“Finished Product” shall mean a product based on, or containing, the Active Ingredient and that is approved by a Regulatory Authority.

1.1.20	“Firm Order” shall have the meaning ascribed thereto in Section 7.6.

1.1.21	“Gram” or “g” shall mean a gram of net peptide content. For the purposes of this definition, net peptide content shall mean the peptide content obtained using the elemental analysis method, or any other method mutually agreed to between the parties hereto.

1.1.22	“Indemnified Party” shall have the meaning ascribed thereto in Section 12.3 hereof.

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1.1.23	“Indemnifying Party” shall have the meaning ascribed thereto in Section 12.3 hereof.

1.1.24	“Liabilities” shall have the meaning ascribed thereto in Section 12.1 hereof.

1.1.25	“Lot” shall mean a specific quantity of Active Ingredient produced pursuant to the [Redacted: Quantity] Lot Manufacturing Process or the [Redacted: Quantity] Lot Manufacturing Process.

1.1.26	“Manufacturing Cost” shall mean the cost of manufacturing the Active Ingredient. It shall be comprised of the following items: [Redacted: Items].

1.1.27	“Manufacturing Processes” shall mean the [Redacted: Quantity] Lot Manufacturing Process and the [Redacted: Quantity] Lot Manufacturing Process.

1.1.28	“Master Batch Record” shall mean the document containing formulas and manufacturing process for the Active Ingredient.

1.1.29	“Minimum Purchase Obligation” shall have the meaning ascribed thereto in Section 7.2.

1.1.30	“mmole” shall mean millimole.

1.1.31	“Non-Breaching Party” shall have the meaning ascribed thereto in Section 13.2 hereof.

1.1.32	“Notice” shall have the meaning ascribed thereto in Section 15.1 hereof.

1.1.33	“[Redacted: Quantity] Lot Manufacturing Process” shall mean the manufacturing process which meets cGMPs and Applicable Laws for the production of a nominal [Redacted: Quantity] Lot of Active Ingredient, developed pursuant to Section 4.2 hereof. For the purposes of this Agreement, reference to a Lot of [Redacted: Quantity] or [Redacted: Quantity] shall be interpreted to mean the yield of a Lot of [Redacted: Quantity] which may be less or more than [Redacted: Quantity].

1.1.34	“Permitted Assignee” shall mean a Person to whom this Agreement, together with the Quality Agreement, is assigned by Thera pursuant to Section 18.6.

1.1.35	“Person” shall mean an individual, a body corporate, a sole proprietorship, a partnership, a trust, a fund, an association, a syndicate, an organization or other organized group of persons, whether constituted or not as a legal person, or whether incorporated or not, and an individual or other person in that person’s capacity as a trustee, executor, administrator or personal or other legal representative, and any Regulatory Authority.

1.1.36	“Purchase” shall mean the issuance by Thera of a purchase order for the manufacture of one or more Lots of Active Ingredient, the acceptance

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thereof by Bachem and the release by Bachem of the Active Ingredient referred to in such purchase order.

1.1.37	“Qualification Batch” shall mean a Lot of Active Ingredient that meets Specifications and is manufactured following a work plan and in compliance with cGMPs and Applicable Laws to assess the critical parameters and test the proper functioning of a manufacturing process.

1.1.38	“Quality Agreement” shall mean the Quality Agreement attached hereto as Schedule 1.1.38.

1.1.39	“Quarter” shall mean a three-month period starting on the first day of each of January, April, July and October.

1.1.40	“Recipient” shall have the meaning ascribed thereto in Subsection 1.1.13 hereof.

1.1.41	“Regulatory Authorities” shall mean the FDA, the TPD and the EMEA and any other regulatory authority having jurisdiction over the manufacture, packaging, marketing, sale and distribution of the Active Ingredient.

1.1.42	“Related Party” shall mean any Person who (i) owns 10% or more of the outstanding shares of Thera or (ii) is a subsidiary of Thera or (iii) is the partner of Thera in a strategic alliance or licensing deal to develop and/or commercialize a product containing the Active Ingredient.

1.1.43	“Specifications” shall mean those specifications set forth in Schedule 1.1.43A and Schedule 1.1.43B attached hereto, as may be modified from time to time by mutual agreement of the parties hereto.

1.1.44	“Term” shall mean the term of this Agreement as stipulated in Section 13.1 or any shorter term if terminated prematurely for any reason.

1.1.45	“Thera’s Annual Requirement(s)” shall mean the direct ordering by Thera of Active Ingredient to fulfill its needs in Active Ingredient during a Calendar Year for the sale by Thera of a Finished Product.

1.1.46	“Thera Know-How” shall mean all of the manufacturing information, analytical methods and validation, technical information, Master Batch Record, regulatory information, know-how and inventions, patentable and non-patentable relating to the Manufacturing Processes but shall exclude (i) information which is now in the public domain or subsequently becomes such through no breach of this Agreement and then only from said latter date or (ii) documented information which is rightfully in Bachem’s possession prior to the date of the CDMA or subsequently independently developed by Bachem.

1.1.47	“Third-Party Contract Manufacturer” shall mean a company marketing its contract manufacturing capabilities and/or producing bulk active pharmaceutical ingredient.

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1.1.48	“TPD” shall mean the Therapeutic Products Directorate of Health Canada or any successor entity thereto.

1.1.49	“Validation Lots” shall have the meaning ascribed thereto in Section 5.3 hereof.

1.1.50	“Validation Process” shall mean all activities related to process validation including, but not limited to, In-Process HPLC Method Validation, manufacturing of [Redacted: Quantity] Validation Lots and performing stability testing on each of the [Redacted: Quantity] Validation Lots.

1.1.51	“Validation Process Costs” shall have the meaning ascribed thereto in Section 5.4 hereof.
1.2	Interpretation This Agreement shall be governed by the following provisions:
1.2.1	Should any provision of this Agreement be null or without effect or deemed unwritten, it or they shall not render the other provisions, terms and conditions hereof invalid as this Agreement is not an indivisible whole.

1.2.2	The parties acknowledge that each provision of this Agreement was negotiated in good faith, understood and for good and valuable consideration, agreed to by them and that the agreement does not constitute an adhesion contract for it.

1.2.3	Time shall be of the essence of this Agreement and every part thereof.

1.2.4	The division of this Agreement into Articles, Sections, Subsections and other subdivisions and the insertions of headings are for convenience of reference only and shall not affect or be utilized in the construction or the interpretation hereof.

1.2.5	Where required herein, the singular shall comprise the plural and vice versa, the masculine shall include the feminine and vice versa while the neuter shall comprise both the masculine and the feminine.

1.2.6	This Agreement shall be governed by and construed in accordance with the laws of the Province of Quebec and the laws of Canada applicable therein without giving effect to the conflict of law principles thereof. Each party agrees to submit to the non-exclusive jurisdiction of the courts of the Province of Quebec with respect to any matter arising in relation to this Agreement.

1.2.7	The schedules annexed to this Agreement are incorporated by reference herein and form a part hereof.

1.2.8	Unless otherwise indicated herein, all references to dollars in this Agreement shall be to United States dollars.

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ARTICLE 2
TERMINATION OF CDMA
2.1	The parties hereby terminate the CDMA, as of the date hereof, which shall thereafter become void and without effect, except for the obligations described in Section 11.4 of the CDMA and those listed in Schedule 2.1 hereto which shall survive its termination.
2.2	The parties acknowledge and agree that the large scale manufacturing process that was developed pursuant to Article 3 of the CDMA was for batches of [Redacted: Quantity] and not for [Redacted: Quantity] batches, as it was initially provided for in the CDMA, and that such process is referred to in this Agreement as the [Redacted: Quantity] Lot Manufacturing Process.
2.3	Neither party shall have any liability or obligation towards the other in respect of the termination of the CDMA, other than as described in Section 2.1 herein.
ARTICLE 3
[REDACTED: QUANTITY] LOT MANUFACTURING PROCESS
VALIDATION
3.1	The parties acknowledge that the [Redacted: Quantity] Lot Manufacturing Process has not been validated under the CDMA and is currently under validation.
3.2	Bachem agrees to validate the [Redacted: Quantity] Lot Manufacturing Process ([Redacted: Quantity]) and shall, in cooperation with Thera, obtain the approvals of the Regulatory Authorities in relation thereto.
3.3	Bachem shall be responsible for the work in relation to the validation of the [Redacted: Quantity] Lot Manufacturing Process and shall carry out such work at its facilities in Torrance, California. The cost associated with such work is covered by the purchase order number [Redacted: Number] described in Schedule 2.1 hereto.
3.4	As part of the validation of the [Redacted: Quantity] Lot Manufacturing Process, Bachem shall manufacture [Redacted: Quantity] Lots of Active Ingredient, each comprised of [Redacted: Quantity] of Active Ingredient and each meeting the Specifications as defined in Schedule 1.1.43B. Such [Redacted: Quantity] Lots shall be delivered to Thera before [Redacted: Date]. Article 7 of this Agreement shall apply to the manufacturing, analysis, delivery and payment of such Lots unless otherwise provided for herein.

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ARTICLE 4
[REDACTED: QUANTITY] LOT MANUFACTURING PROCESS
4.1	Upon written request from Thera and provision of a valid purchase order as described in Schedule 4.2 (Sections 1, 2, 3, and 5), Bachem shall develop and modify the [Redacted: Quantity] Lot Manufacturing Process to a cGMP-compliant manufacturing process for the production of Lots of [Redacted: Quantity] of Active Ingredient.
4.2	The [Redacted: Quantity] Lot Manufacturing Process shall follow the draft work plan described in Schedule 4.2 hereto and comply with the Specifications defined in Schedule 1.1.43A.
4.3	The parties agree to use their commercial best efforts to finalize the draft work plan described in Schedule 4.2 hereof within [Redacted: Term] from the date of execution of this Agreement.
4.4	The Manufacturing Processes and Thera Know-How shall be the sole and exclusive property of Thera. However, during the Term of this Agreement, Thera agrees not to disclose information relating to Bachem Know-How, without the prior written approval of Bachem, to a Third-Party Contract Manufacturer, unless such Third-Party Contract Manufacturer is a Related Party, or to disclose the information in any publication or public presentation.
4.5	The [Redacted: Quantity] Lot Manufacturing Process shall be deemed completed (i) upon release by Thera and Bachem of the Qualification Batch and (ii) upon successful completion of the validation plan/protocol. If the Qualification Batch does not meet Specifications and/or no validation plan/protocol can be derived from the results obtained following the execution of the draft work plan described in Schedule 4.2, the [Redacted: Quantity] Lot Manufacturing Process shall be deemed unsuccessful and Bachem shall continue working, developing and optimizing the [Redacted: Quantity] Lot Manufacturing Process at no cost to Thera until a Qualification Batch is released and the validation plan/protocol successfully completed. In the event that Bachem is unable to successfully develop the [Redacted: Quantity] Manufacturing Process, Bachem shall provide written notice of same to Thera and shall discontinue its development efforts. Upon notification to Thera, all references to the [Redacted: Quantity] Lot Manufacturing Process contained within this Agreement shall become null and void while all other provisions of the Agreement shall remain in effect.

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ARTICLE 5
[REDACTED: QUANTITY] LOT MANUFACTURING PROCESS VALIDATION
5.1	Validation of the [Redacted: Quantity] Lot Manufacturing Process may be initiated only after the approval of the Qualification Batch and the approval of the plan/protocol as described in Article 4. Upon written request from Thera and provision of a valid purchase order according to the pricing listed in Schedule 4.2 (Section 4), Bachem shall validate the [Redacted: Quantity] Lot Manufacturing Process and shall, in cooperation with Thera, obtain the approvals of the Regulatory Authorities in relation thereto. Following the date of the successful completion of the [Redacted: Quantity] Lot Manufacturing Process, the [Redacted: Quantity] Lot Manufacturing Process shall be validated on the earlier of (i) a date that is within [Redacted: Term] from the date of receipt by Bachem of a purchase order for the manufacture of [Redacted: Quantity] Validation Lot and (ii) a date that is within [Redacted: Term] from the date of Regulatory Approval of a Finished Product. For the avoidance of doubt, Thera shall provide purchase orders as are necessary for Bachem to complete the Validation Process in accordance with this timeline.
5.2	Bachem shall be responsible for the work in relation to the Validation Process and shall carry out such work at its facilities in Torrance, California.
5.3	As part of the Validation Process, Bachem shall manufacture [Redacted: Quantity] Lots of Active Ingredient, each comprised of [Redacted: Quantity] of Active Ingredient (the “Validation Lots”). The first Validation Lot shall be delivered within [Redacted: Term] of the date of a written purchase order issued by Thera with confirmed receipt by Bachem. Subsequent Validation Lots shall be delivered as agreed between the parties. The [Redacted: Quantity] Validation Lots shall be delivered within the time period described in Section 5.1.
5.4	Thera shall pay Bachem for the Hex-GRF Process Development and Validation Process a total amount of [Redacted: Amount] according to the work plan described in Schedule 4.2 hereto (hereinafter referred to as “Validation Process Costs”). The Validation Process Costs and the Validation Lots shall be payable upon the terms set forth in Section 7.15 hereunder.
5.5	Both Bachem and Thera’s Quality Assurance Departments shall approve in writing the protocols prior to commencement of the Validation Process. Sections 7.9 to 7.25 hereunder shall apply to the manufacturing and delivery of the Validation Lots.
5.6	If the Manufacturing Processes are not approved by the Regulatory Authorities and such refusal is attributable to the work done by Bachem, Bachem shall have [Redacted: Term] to correct all deficiencies, at its own costs, without any further payment by Thera. If the Manufacturing Processes are still not approved after

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such [Redacted: Term] period and the delay is attributable to Bachem, Thera shall have the right to terminate this Agreement upon a [Redacted: Term] prior notice.

5.7	The Drug Master File regarding the manufacturing of the Active Ingredient at Bachem’s facilities shall be the sole and exclusive property of Bachem and shall be deemed Confidential Information. The Drug Master File may not be sold, transferred, assigned or disclosed to a Person unless Thera consents in writing to such sale, transfer, assignment or disclosure, except as described in this Section. Prior to the expiry of US patent No. 5,861,379, as such patent term may be extended by statute or regulation, Bachem shall not give permission to a third party to refer to the Drug Master File, unless Bachem obtains the prior written consent of Thera. Bachem shall provide Thera with a copy of the Drug Master File and shall file and maintain such Drug Master File with the Regulatory Authorities free of charge, during the Term of this Agreement. Bachem will authorize the Regulatory Authorities to review the Drug Master File or other pertinent information in support of a product submission filed by Thera, a successor thereof, a partner or a licensee containing the Active Ingredient. Bachem shall respond to regulatory inquiries in compliance with the timelines presented by the Regulatory Authorities.
5.8	During the Term of this Agreement, Bachem shall be solely liable for, and shall save, defend, indemnify and hold harmless Thera from and against any and all suits, claims, actions, awards, demands, liabilities, expenses and/or losses resulting or arising out of non compliance by Bachem of regulatory and environmental laws of the United States and any State thereof.
ARTICLE 6
TRANSFER OF MANUFACTURING PROCESSES
6.1	Bachem shall transfer to Thera, from time to time and on a timely basis, all of Bachem Know-How during the Term of this Agreement.
6.2	Bachem shall provide Thera with a skilled supervisor to help replicate the Manufacturing Processes, as validated, at Thera’s facilities and to train Thera’s employees to become skilled in the Manufacturing Processes.
6.3	Bachem shall provide such representatives at a charge of [Redacted: Rate] per eight-hour workday per person, plus all reasonable travel and out-of-pocket expenses. Provision of representatives shall be limited to two separate occasions of not more than two weeks per occasion unless otherwise agreed in writing by the parties.
6.4	During such transfer, Thera agrees to use the same suppliers as Bachem for solvents and amino-acids derivatives and coupling reagents; provided, however, that such suppliers’ prices are competitive in the market. Bachem shall not be held

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responsible for any manufacturing failures attributed to raw materials from suppliers which were not approved by Bachem.

6.5	In the course of the replication of the Manufacturing Processes, Thera shall be solely liable for, and shall save, defend, indemnify and hold harmless Bachem from and against any and all suits, claims, actions, awards, demands, liabilities, expenses and/or losses resulting or arising out of non compliance by Thera of regulatory and environmental laws of Canada and any Province thereof that may ensue from said replication under this Article 6.
ARTICLE 7
MANUFACTURING OF ACTIVE INGREDIENT
7.1	During the Term of this Agreement, Bachem and any Affiliate thereof shall manufacture and sell the Active Ingredient exclusively to Thera and its Permitted Assignees, in accordance with the Manufacturing Processes. In the event this Agreement is terminated prior to its Term, neither Bachem nor any of its Affiliates shall, either alone or in collaboration with any Person, until the expiry of US patent No. 5,861,379, as such patent term may be extended by statute or regulation, engage in any activity directed to the process development, manufacture, supply or commercialization of any product similar to, based on or derived from, the Active Ingredient.
7.2	Subject to the terms and conditions contained herein and subject to the successful completion of the [Redacted: Quantity] Lot Manufacturing Process or the [Redacted: Quantity] Lot Manufacturing Process, Thera shall Purchase from Bachem, during each Calendar Year, [Redacted: Minimum Purchase Formula] (hereinafter the “Minimum Purchase Obligation”). The Active Ingredient shall be purchased in Lots of [Redacted: Quantity] or [Redacted: Quantity]. Notwithstanding the foregoing, Thera shall have the right to purchase the Active Ingredient from third party suppliers. Subject to the following sentence, lots of Active Ingredient purchased from, and manufactured by, one such third party supplier for the purposes of qualifying such third party supplier as a supplier of Active Ingredient will not be computed for the purposes of determining Thera’s fulfillment of its Minimum Purchase Obligation for one Calendar Year. Thera’s obligation to fulfill its Minimum Purchase Obligation will be suspended in the Calendar Year during which one additional third party supplier will have completed the validation of [Redacted: Quantity] lots of Active Ingredient if Thera Purchases from Bachem during that Calendar Year at least [Redacted: Quantity] Lot of Active Ingredient.
7.3	The price for the Active Ingredient manufactured in [Redacted: Quantity] Lots shall be based on the prices described in Schedule 7.3 hereto. In the event that a particular lot yields more than [Redacted: Quantity] net, Thera will have the right to purchase such quantity above the targeted [Redacted: Quantity] net at a

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price equal to [Redacted: Percentage] of the price set forth for such Lot in the purchase order used for the Purchase.

7.4	The price for the Active Ingredient manufactured in Lots of [Redacted: Quantity] shall be negotiated between the parties after the manufacture of the Qualification Batch and before the issuance of a purchase order by Thera to Purchase the Validation Lots based on reasonable commercial terms. If the parties do not agree on the selling price of Lots of [Redacted: Quantity], Thera shall have no obligation to proceed with the Validation Process and the Purchase of the Validation Lots. If there occur any disagreement between the parties on the selling price of Lots of [Redacted: Quantity], the reference in Section 7.2 to [Redacted: Quantity] shall be reduced to [Redacted: Quantity] .
7.5	Notwithstanding Thera’s Minimum Purchase Obligation hereunder, if Thera’s Annual Requirements for the Active Ingredient in any Calendar Year are lower than [Redacted: Quantity] , Thera shall exclusively order such lower quantity of Active Ingredient from Bachem for any such Calendar Year; provided, however, that Thera shall be under no such obligation if Bachem is in breach of this Agreement, is unable to manufacture the Active Ingredient pursuant to the terms hereof or the delivery date for an order takes longer than what is customary for Bachem.
7.6	From the date of commercial launch of a Finished Product, Thera shall furnish Bachem, on the [Redacted: Term], a rolling forecast of the quantities of Active Ingredient that Thera intends to Purchase on [Redacted: Term] basis during a [Redacted: Term]. The quantities indicated in such rolling forecast shall be binding on Thera for [Redacted: Term] and a purchase order shall accompany the forecast (the “Firm Order”). The remaining quantities for the following [Redacted: Term] shall not be binding on Thera and shall be used by Bachem for planning purposes only. If the date of commercial launch of a Finished Product is a date that is not the first day [Redacted: Term], the [Redacted: Term] of a Firm Order shall be comprised of (i) that number of days remaining in the [Redacted: Term] during which the commercial launch occurs and (ii) the [Redacted: Term]. For the avoidance of doubt, firm orders for [Redacted: Term] shall be comprised of [Redacted: Term].
7.7	Thera shall place with Bachem written purchase orders for the Active Ingredient to be delivered hereunder at least [Redacted: Term] prior to the delivery date specified in each respective purchase order and shall request receipt confirmation by Bachem of the purchase order within [Redacted: Term] of sending each purchase order. The minimum quantity ordered per purchase order shall be [Redacted: Quantity] of the Active Ingredient. These purchase orders shall be binding upon Thera provided Bachem accepts such purchase order and confirms in writing the delivery date of the Active Ingredient ordered within [Redacted: Term] after its receipt of a written purchase order. If Bachem does not confirm in writing acceptance of a purchase order, does not confirm in writing the delivery

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date or, if it confirms a delivery date and such delivery date is a date that is [Redacted: Term] after its receipt of a purchase order, or if Bachem does not respond within [Redacted: Term] following a request from Thera regarding the receipt of a purchase order, then the Firm Order shall no longer be binding on Thera and the purchase order shall be deemed not accepted. Any quantity of Active Ingredient purchased from an other supplier shall be computed for the purposes of determining Thera’s fulfillment of its Minimum Purchase Obligation; provided however, [Redacted: Conditions]. Bachem shall use its best efforts to accommodate any reasonable requests by Thera to increase the quantity of Active Ingredient being subject to a purchase order accepted by Bachem.

7.8	Bachem shall remit to Thera and maintain an approved Master Batch Record prior to manufacturing any commercial Lot. Modifications to the Master Batch Record shall be approved by Thera and Bachem.

7.9	Bachem shall maintain reserve samples of each lot of Active Ingredient sufficient to meet regulatory requirements and guidelines.

7.10	Bachem shall perform, or cause to be performed, sample tests on each Lot of Active Ingredient manufactured pursuant to this Agreement before delivery to Thera. Each test report shall set forth the items tested, Specifications and test results in the Certificate of Analysis and Conformity (as defined in Section 1.1.12) for each Lot. Bachem shall send, or cause to be sent, such Certificates of Analysis and Conformity, a complete Executed Master Batch Record for each Lot manufactured and released and all other release documents to Thera prior to the delivery of any manufactured Lot.

7.11	Upon either party’s discovery that a Lot of Active Ingredient, which has previously been released by Bachem, does not conform to the Specifications, or that the release documentation, including the Certificate of Analysis and Conformity and any Executed Batch Record, does not comply with cGMPs or Applicable Laws, or does not contain the quantity of Active Ingredient being subject to a purchase order accepted by Bachem, other than normal weighing variance as per scale precision, the discovering party will immediately notify the other party of such failure to meet the Specifications, the cGMPs or the Applicable Laws, or the shortage in quantity, as the case may be, and of the nature of such failure or shortage in detail, including, but not limited to, supplying the other with all investigatory reports, data, and communications, out-of-specification reports and data and the results of all outside laboratory testing and conclusions, if any. Bachem shall investigate all such failures promptly and fully cooperate with Thera in determining the cause for the failure and a corrective action to prevent future failures. Should the failure be due to shelf-life expiration, no further action will be required of Bachem. Bachem agrees to [Redacted: Supplier’s Obligations]. However, should the parties disagree as to failure of a Lot to meet Specifications, the parties shall name an independent third-party laboratory to test the Lot and the decision of such laboratory shall be binding on

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both parties. If the parties cannot agree on an independent third-party laboratory, each party shall appoint one independent third-party laboratory and the two independent third-party laboratories shall appoint a third independent third-party laboratory which shall test the Lot. The decision of such third independent third-party laboratory shall be binding on both parties. The costs associated with these activities shall be paid by the party at fault. The payment of the Lot subject to a claim will be postponed until the claim has been resolved.

7.12	Lots of Active Ingredient shall only be released once the Quality Assurance Department of Bachem has confirmed that the Lots conform to Specifications and that the manufacturing of the Lots complies with cGMPs and Applicable Laws.

7.13	Bachem shall be responsible for taking quality control stability samples in support of the regulatory filings for the Active Ingredient, testing stability samples on a timely basis, and providing Thera with all reports and data generated therefrom. Upon learning of a stability test failure, Bachem shall immediately notify Thera. After the commercial launch of a Finished Product, Bachem shall implement a stability program following the guidelines published from time to time by the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use to test the stability of the Active Ingredient in compliance with post-approval commitments made by Thera to the Regulatory Authorities. For the avoidance of doubt, any stability testing required will be billed to Thera by Bachem with agreement on pricing reached before initiation of the study. If the stability test failure occurs within [Redacted: Term] of the date of manufacture of a Lot, Bachem shall immediately initiate a stability failure investigation at Bachem’s expense and cooperate with Thera in attempting to determine the cause for the failure and corrective action to prevent future failures.

7.14	Delivery terms for international deliveries in countries that are a party to the North-American Free Trade Agreement shall be [Redacted: Delivery Terms] at the location specified in writing by Thera. A certificate of origin (US) shall be supplied to Thera in order to classify the Lots of Active Ingredient as part of the North-American Free Trade Agreement. Delivery terms within the United States of America shall be [Redacted: Delivery Terms] at the location specified in writing by Thera. The delivery terms in countries other than those above-mentioned shall be mutually agreed upon by the parties prior to any delivery. [Redacted: Allocation of Costs]

7.15	Payment shall be made by cheque or by wire transfer to Bachem. The terms of payment shall be net [Redacted: Term] following receipt by Thera of each of the Certificate of Analysis and Conformity, the Executed Batch Record and an invoice for the Lots of Active Ingredient. Invoices shall only be prepared by Bachem once the Lots have been released by Bachem. A copy of the Executed Batch Record for each Lot of Active Ingredient being subject to a purchase order

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accepted by Bachem shall be provided to Thera within [Redacted: Term] of release of a Lot.

7.16	Bachem represents and warrants that each lot of Active Ingredient manufactured by Bachem and sold to Thera pursuant to this Agreement will meet the Specifications for such Active Ingredient in effect at the time title to such Active Ingredient passes from Bachem to Thera. Thera may amend such Specifications from time to time only with the prior written consent of Bachem, which consent shall not be unreasonably withheld.

7.17	Bachem represents and warrants that it has sufficient manufacturing capacity to enable Thera to fulfill, in each Calendar Year, Thera’s Minimum Purchase Obligation.

7.18	Bachem represents and warrants that during the Term, its premises shall be maintained in accordance with cGMPs and Applicable Laws as will allow Bachem to manufacture the Active Ingredient pursuant to the terms of this Agreement.

7.19	Bachem represents and warrants that all Active Ingredient will be manufactured in conformity with the Manufacturing Processes, cGMPs and Applicable Laws.

7.20	Bachem shall notify Thera immediately of any material deviations to the Manufacturing Processes that require further investigation. The proposed deviation must be approved by Thera prior to implementation unless it is physically impossible to do so. In such cases, the deviation will be communicated to Thera prior to the release of a Lot.

7.21	[Redacted: Name] shall be responsible for all costs associated with any recalls or market withdrawals, whether voluntary or involuntary, of the Active Ingredient or any Finished Product, provided however that [Redacted: Name] shall reimburse [Redacted: Name] for all costs (including, without limitation, replacement costs for recalled or withdrawn Active Ingredient or Finished Product and costs associated with notifying customers, shipment of recalled Active Ingredient or Finished Product from customers and shipment of replacement Active Ingredient or Finished Product to those customers) incurred in connection with any recalls associated with (i) the failure of the Active Ingredient to meet Specifications, cGMPs or Applicable Laws, (ii) defective manufacture, storage, handling, labeling or packaging by [Redacted: Name], (iii) any breach by [Redacted: Name] of any representation, warranty or covenant contained in this Agreement, or (iv) the willful misconduct or negligence of [Redacted: Name]. In the event that fault for the failure which initiates the recall is split between [Redacted: Name], the parties shall negotiate in good faith to allocate the costs of the recall according to the allocation of fault.

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7.22	Bachem shall maintain all manufacturing, packaging, analytical and stability records, all records of shipment, and all validation data relating to the Active Ingredient to the extent and for the time periods required by Applicable Laws with respect to the Active Ingredient.

7.23	Bachem shall advise Thera promptly if an authorized agent of any Regulatory Authority visits the facilities where the Active Ingredient is being manufactured, to conduct an inspection concerning the Active Ingredient. Upon request, Bachem shall furnish to Thera all material information supplied to, or supplied by, such Regulatory Authority.
7.24	Within [Redacted: Term] of receipt thereof, Thera and Bachem shall send and make available, or cause to be sent or made available, to each other, regulatory correspondence directly related to the Active Ingredient or Finished Product (to the extent directly related to the Active Ingredient) or any order, request or directive of any court or Regulatory Authority concerning the withdrawal of Active Ingredient or Finished Product (to the extent directly related to the Active Ingredient), and correspondence bearing on the safety and efficacy of the Active Ingredient or Finished Product (to the extent directly related to the Active Ingredient). Bachem shall cooperate with Thera in the event of any recall or withdrawal of the Active Ingredient or Finished Product and provide such reasonable assistance in connection therewith as Thera may reasonably request. All other regulatory correspondence or order, request or directive of any court or Regulatory Authority which could have a material adverse effect on the manufacture of the Active Ingredient or the Finished Product shall be sent or made available, or cause to be sent or made available, to each other within [Redacted: Term] from receipt thereof.
7.25	Pursuant to reported complaint and/or adverse drug event, if the nature of the reported complaint and/or adverse drug event requires testing, Bachem will, at Thera’s reasonable request, perform analytical testing of corresponding retention samples and provide the results thereto to Thera as soon as reasonably practicable; provided, however, that Bachem shall be responsible for the reasonable costs of such testing and reporting to the Regulatory Agency if it is determined that Bachem is responsible for such reported complaint and/or adverse drug event.

7.26	In the event that the sale or manufacture of the Active Ingredient is suspended or halted further to a decision of a Regulatory Authority while a purchase order accepted by Bachem is outstanding, Thera shall have the right to cancel such purchase order. Upon cancellation, Bachem shall not commence the manufacturing of any Lot and shall cease manufacturing any Lot of Active Ingredient. Thera’s only liability shall be to pay to Bachem the [Redacted: Cost] incurred by Bachem in relation to the Lots being manufactured which are subject to such cancellation. No [Redacted: Cost] shall be payable to Bachem if it is determined that Bachem is responsible for the issuance of such suspension or halt.

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7.27	At the end of the Term, Bachem shall immediately terminate production of the Active Ingredient and shall transfer to Thera, at Thera’s expenses, all normal and reasonable inventory of Active Ingredient and all normal and reasonable inventory of raw materials and packaging components on hand. Thera hereby agrees to accept such transfer and pay for the inventory at the price in effect at that time between the parties, and the raw materials and packaging components at their acquisition cost, plus any costs associated with testing, storage, handling or delivery to Bachem including, without limitation, freight charges and associated duties, taxes and clearance charges and Bachem shall provide to Thera the original invoices as evidence of the costs.

7.28	During the Manufacturing Processes, Bachem shall keep Thera informed of any difficulty, irregularity or problem that may have an adverse effect on the Specifications, the volume of Active Ingredients ordered or the delivery date of the Active Ingredients. If the information communicated by Bachem to Thera relates to:
7.28.1	the failure by Bachem to meet the Specifications for a lot of Active Ingredient, notwithstanding Section 7.2 herein, Thera shall have the right to retain the services of an other supplier to manufacture a Lot of Active Ingredient and the quantity of Active Ingredient manufactured by such supplier shall be included as forming part of Thera’s Minimum Purchase Obligation. The right of Thera to retain the services of an other supplier shall not be deemed a waiver of its other rights under this Agreement or at law against Bachem and no money shall be owed by Thera to Bachem in connection with the Lot of Active Ingredient that does not meet the Specifications;

7.28.2	the failure by Bachem to meet the volume of Active Ingredient ordered, notwithstanding Section 7.2 herein, Thera shall have the right to retain the services of an other supplier to manufacture a Lot of Active Ingredient for the quantity of Active Ingredient that Bachem is unable to deliver and the quantity of Active Ingredient manufactured by such supplier shall be included as forming part of Thera’s Minimum Purchase Obligation. Thera shall only pay Bachem for the delivered. Thera’s rights hereunder shall not be deemed a waiver of its other rights under this Agreement or at law against Bachem;

7.28.3	the failure by Bachem to meet the delivery date of the Active Ingredient, then Thera shall have the right to reschedule a delivery date for the Active Ingredient being subject to a purchase order accepted by Bachem and Thera shall remain liable to Bachem for the payment of the Lot of Active Ingredient upon delivery thereof on the rescheduled delivery date. Furthermore, Thera shall have the right to retain the services of an other supplier to manufacture a lot of Active Ingredient and the quantity of Active Ingredient manufactured by such manufacturer shall be included as forming part of Thera’s Minimum Purchase Obligation. Thera’s rights

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hereunder shall not be deemed a waiver of its other rights under this Agreement or at law against Bachem.
ARTICLE 8
COVENANTS
8.1	During the Term of this Agreement, Thera grants Bachem a royalty-free non-exclusive license to use Thera Know-How for the purposes of this Agreement. Bachem agrees not to use or exploit the Thera Know-How for any other purpose than as set forth in this Agreement. Bachem shall not have the right to grant sublicenses and make any publication in any form of the Thera Know-How without the prior written consent of Thera.

8.2	Bachem shall manufacture the Active Ingredient at its facilities in Torrance, California.

8.3	During the Term of this Agreement, the parties agree not to directly or indirectly solicit, recruit or otherwise seek to induce any employee of the other party to terminate their employment or violate any agreement with or duty to the other party.

8.4	Bachem agrees to collaborate with Thera and provide Thera with any documentation necessary in the filing of an investigational new drug application, new drug submission or application with a Regulatory Authority.

8.5	During the Term of this Agreement, Bachem shall maintain an appropriate inventory system in place and shall provide Thera with monthly inventory reports of the Active Ingredient.

8.6	During the Term of this Agreement and thereafter, for the period required by Applicable Laws during which Bachem shall keep documentation and records relating to the manufacture of the Active Ingredient, Bachem shall give access to the auditors of Thera at its facility(ies) where the Active Ingredient is manufactured for inventory count purposes. Bachem shall be provided with a reasonable prior written notice in relation to such inventory count and access.

8.7	Bachem shall maintain the Active Ingredient in a cGMP storage area and shall limit the access to the Active Ingredient to its authorized personnel only.

8.8	In the event a Regulatory Authority having jurisdiction in a country where Thera sells or markets a Finished Product requires any change to the Manufacturing Processes and/or the Specifications, Bachem shall use commercially reasonable efforts to make the required changes so long as such changes do not conflict with cGMPs. In the event amendments are required to the Manufacturing Processes and/or the Specifications, Thera and Bachem shall agree on appropriate amendments or supplements and shall incorporate or include such amendment or

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supplement in or as part of the Master Batch Record. In the event that any changes described significantly influence the cost of manufacturing, Bachem and Thera shall negotiate in good faith to adjust pricing. Thera agrees to use reasonable efforts to limit the demand of a Regulatory Authority in connection with any required changes to the Manufacturing Processes and /or the Specifications; provided, however, that Thera makes no representation and provides no warranty in connection with such efforts.

8.9	Bachem shall not be entitled to subcontract any of its obligations under this Agreement, except with respect to its purchase of the raw materials to manufacture the Active Ingredient and with respect to its subcontracting of certain analytical services.

8.10	Bachem shall follow the instructions of Thera in connection with the packaging, handling, labeling and shipping of the Active Ingredients.
ARTICLE 9
QUALITY AUDITING
9.1	Thera, or any other Person designated by Thera subject to the confidentiality provisions of this Agreement or similar provisions of a confidentiality agreement executed with Bachem, shall be allowed to conduct Audits of Bachem facilities. Thera shall send a request to schedule an Audit with Bachem at least [Redacted: Term] prior to the proposed Audit date. Thera, or any Person designated by Thera, shall be permitted to conduct [Redacted: Amount] Audit per Calendar Year, unless an Audit discovers a problem or unsatisfactory conditions. In the event an Audit discovers a problem or unsatisfactory conditions, Thera, or any Person designated by Thera, shall be entitled to proceed with as many Audits as it deems necessary upon reasonable prior written notice to Bachem until such problem or unsatisfactory conditions are solved. For the purposes of this Section, “Audit” shall mean a Bachem audit involving the audit and inspection of all elements and systems of the manufacturing process of the Active Ingredient and of Bachem’s records of the elements and systems of the manufacturing process.

9.2	In addition, with at least [Redacted: Term] prior notice, Thera, or any Person designated by Thera subject to the confidentiality provisions of this Agreement or similar provisions of a confidentiality agreement executed with Bachem, shall be permitted to investigate/audit Bachem’s facility (ies) and records in the event of any failure of any Lot of Active Ingredient to meet Specifications, any major deviation from Specifications, Active Ingredient failure (s) or any regulatory actions, violations or complaints relevant to this Agreement.

9.3	Thera will issue, or will cause to be issued, to Bachem a confidential audit report summarizing any and all audit observations within two calendar months of the last Audit day. Bachem will issue responses to all observations in writing to Thera

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within [Redacted: Term] of receipt of the audit report, unless an alternate agreement is reached. Responses that are deemed not acceptable or incomplete or inadequate, and impact Bachem quality systems, will be reviewed with the respective quality management and commercial representatives from both Thera and Bachem for resolution. Any dispute on the responses relating to the quality systems of Bachem that cannot be resolved will be submitted to arbitration pursuant to the terms of Article 17. Until settlement of a dispute, Thera shall be entitled to have Lots of Active Ingredient manufactured by another supplier without being in breach of any provision of this Agreement. In the event the arbitration ruling is entirely in favour of the Bachem position, [Redacted: Consequences].

9.4	Bachem shall provide reasonable cooperation to Thera, and any other Person designated by Thera subject to the confidentiality provisions of this Agreement or similar provisions of a confidentiality agreement executed with Bachem, in connection with Audits, investigations, other audits or access pursuant to Section 8.6 and this Article 9.

ARTICLE 10 CONFIDENTIALITY

10.1	The parties hereby agree that any Confidential Information provided to the Recipient by the Disclosing Party hereunder shall remain the exclusive property of the Disclosing Party.

10.2	The Recipient agrees that it will maintain all Confidential Information in strict confidence and that it will not permit the Confidential Information in its possession to be disclosed to any third party or used for any purpose not agreed upon by the parties.

10.3	Notwithstanding the above, Thera or Bachem shall be authorized to disclose information relating to the conclusion of this Agreement and to the details thereof excluding details as to technical or financial information, (i) in press releases or (ii) to future commercial partners for the Active Ingredient. Details as to technical or financial information contained in this Agreement may only be disclosed by a party to a Person with the prior written consent of the other party which shall not be unreasonably withheld.

10.4	The Recipient shall not permit any employee, director, officer, agent, representative or Affiliate to have access to the Confidential Information unless such employee, director, officer, agent, representative or affiliate (a) needs to know the Confidential Information for the purposes of this Agreement, (b) has been informed of the confidential nature of the Confidential Information, and (c) agrees to act in accordance with the terms and conditions set out in this Article.

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10.5	The Confidential Information shall not be reproduced in any form without the permission of the Disclosing Party in writing, except as required for the execution of activities agreed upon between the parties.

10.6	In the event that the Recipient is required under Applicable Laws or a legal process to disclose any of the Confidential Information, the Recipient shall provide the Disclosing Party with prompt notice of any such requirement to allow the Disclosing Party to seek an appropriate protective order and/or waive compliance with the provisions of Section 10.2. The parties agree that if the Disclosing Party does not obtain a protective order or does not provide the Recipient with a waiver and the Recipient is, nonetheless, in the written opinion of its outside counsel, compelled to disclose the Confidential information to any competent judicial or Regulatory Authority, or else to be liable for contempt or suffer other penalty, the Recipient may disclose only that portion of the Confidential Information which it is advised by a written opinion of its outside counsel is legally required to such tribunal without liability hereunder; provided, however, that Recipient gives the Disclosing Party advance written notice of the Confidential Information to be disclosed as far in advance of its disclosure as is practical and, at the Disclosing Party’s request, seek to obtain assurances that it will be granted confidential treatment. Notwithstanding the foregoing and the terms of Section 10.2 hereof, Thera shall be authorized to file a copy of this Agreement with the securities regulatory authorities having jurisdiction over its business and affairs and on SEDAR pursuant to applicable securities regulation.

10.7	Upon termination of this Agreement, in whole or in part, the Recipient shall, upon request, forthwith return to the Disclosing Party all Confidential Information of the Disclosing Party in the possession of the Recipient and execute a certificate attesting the complete return of the Confidential Information, except with respect to one copy which may be retained on file in a secure location for the purposes of determining obligations related to such Confidential Information.
ARTICLE 11
INSURANCE
Throughout the Term and for a period of [Redacted: Term] thereafter, Bachem shall obtain and maintain comprehensive general liability insurance (including broad form general liability, completed operations and products liability, warehousing liability, blanket contractual liability and broad form property damage liability) with limits of not less than [Redacted: Amount] combined single limit for bodily injury and property damage liability [Redacted: Amount]. With respect to all insurance coverage required under this clause: (i) Bachem shall, promptly upon Thera’s request, furnish Thera with certificates of insurance evidencing such insurance; and (ii) all policies shall include provisions for at least [Redacted: Term] prior written notice of any material change or cancellation (whether for non-payment or otherwise).

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ARTICLE 12
INDEMNIFICATION
12.1	Bachem shall indemnify and hold harmless Thera and its Affiliates, and their respective directors, officers, employees, consultants, agents, customers, successors and assigns from and against all suits, claims, losses, demands, liabilities, damages, costs and expenses (collectively, the “Liabilities”) in connection with any claim, charge, suit, demand, action, inspection or proceeding of any kind made or brought by any third party (a “Third Party Claim”), including any Regulatory Authority and any customer or licensee, to the extent that such Liabilities arise from or relate to: (a) Bachem’s failure to follow and execute or to manufacture, handle, test, label, or store the Active Ingredient in accordance with the Master Batch Record, the protocol or the Specifications, (b) the negligence, recklessness or willful misconduct of Bachem, its employees, suppliers or agents, (c) Bachem’s failure to manufacture the Active Ingredient in accordance with cGMPs, (d) Bachem’s failure to comply with all Applicable Laws, regulatory filings, rules or regulations applicable to its performance under this Agreement, or (e) breach by Bachem or its suppliers or agents of any representation, warranty, covenant or agreement made by Bachem contained in the Agreement.

12.2	Except to the extent that Bachem is obligated to indemnify Thera under Section 12.1 herein, Thera shall indemnify and hold harmless Bachem and its Affiliates, and their respective directors, officers, employees, consultants, agents, successors and assigns from and against all Liabilities in connection with any Third Party Claim to the extent that such Liabilities arise solely from or relate solely to conformance of the Active Ingredient to the Specifications.

12.3	A party that intends to claim indemnification under this Article 12 (“Indemnified Party”) shall promptly notify the other party (the “Indemnifying Party”) of any Liability in respect of which the Indemnified Party intends to claim such indemnification, and the Indemnifying Party shall have the right to participate in, and, to the extent the Indemnifying Party so desires, to assume the defence thereof with counsel selected by the Indemnifying Party; provided, however, that an Indemnified Party shall have the right to retain its own counsel, with the fees and expenses to be paid by the Indemnifying Party, if representation of such Indemnified Party by the counsel retained by the Indemnifying Party would be inappropriate due to actual or potential differing interests between such Indemnified Party and any other party represented by such counsel in such proceedings or if Indemnifying Party fails to act under this Section 12.3 in a reasonably timely manner. The Indemnifying Party [Redacted: Settlement Conditions]. The Indemnified Party [Redacted: Settlement Conditions]. The failure to deliver notice to the Indemnifying Party within a reasonable time after the commencement of any such action shall not relieve the Indemnifying Party from any obligation under this Article 12 unless (and then only to the extent that) the Indemnifying Party is prejudiced thereby. The Indemnified Party, its

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employees and agents, shall at the Indemnifying Party’s expense cooperate fully with the Indemnifying Party and its legal representatives in the investigation of any action, claim or liability covered by this indemnification.
ARTICLE 13
TERM AND TERMINATION
13.1	This Agreement shall be effective as of the date first written above and shall continue in full force and effect until the expiry of US patent No. 5,861,379, as such patent term may be extended by statute or regulation.

13.2	In the event of a breach of any provision of this Agreement, the party that is not in breach of the Agreement (the “Non-Breaching Party”) shall have the right to terminate this Agreement immediately upon written notice to the party being in breach (the “Breaching Party”) of the Agreement if the Breaching Party fails to remedy a breach within [Redacted: Term] following receipt of a written notice from the Non-Breaching Party specifying the breach with reasonably sufficient particulars; provided, however, that if Thera is the Breaching Party as a result of the failure to fulfill its Minimum Purchase Obligation in a Calendar Year, Bachem shall not have the right to terminate this Agreement before the expiry of the Calendar Year following the Calendar Year in which the breach occurred if Thera Purchases during such following Calendar Year a quantity of Active Ingredient making up for the shortage in its Minimum Purchase Obligation for the previous Calendar Year.

13.3	Either party may terminate this Agreement on notice to the other party in the event the other party becomes the subject of a petition filed for relief under any bankruptcy or insolvency law, which is not dismissed within [Redacted: Term] of its filing; any general arrangement with its creditors; any liquidation, termination or cessation of its business.

13.4	Thera shall have the right to terminate this Agreement upon a [Redacted: Term] prior written notice to Bachem in the event of an Acquisition of Control of Thera.

13.5	Thera shall have the right to terminate this Agreement in the event that the FDA does not approve a Finished Product.

13.6	Thera shall have the right to terminate this Agreement in the event that the [Redacted: Quantity] Lot Manufacturing Process and the [Redacted: Quantity] Lot Manufacturing Process are not validated.

13.7	Termination of this Agreement for any reason shall not extinguish the unpaid obligations of any party that accrued prior to the effective date of termination and the exclusivity provision of Section 7.1. The obligations of both parties with respect to confidentiality shall survive termination for any reason.

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ARTICLE 14
FORCE MAJEURE
Each of the parties shall be excused from the performance of its obligations hereunder, in the event that such performance is prevented by force majeure, provided that each of the parties shall use its best efforts to complete such performance by other means. For the purpose of this Agreement, force majeure is defined as follows: [Redacted: Definition of Force Majeure].
ARTICLE 15
NOTICES
15.1	Any payment, notice or other written communication, including a purchase order, (a “Notice”) required or permitted to be made or given hereunder may be made or given by either party by facsimile at the number mentioned below; by first-class mail (postage prepaid) or by air courier to the mailing address set out below or to such other respective facsimile numbers or addresses as either party shall designate to the other party, by Notice, provided that such Notice shall be effective only upon receipt thereof. Notices shall be deemed to have been received: (i) if mailed, seven (7) days after being dispatched by mail, postage prepaid; (ii) if sent by air courier, three (3) days after delivery to the air courier company; or (iii) if sent by facsimile with confirmed transmission, on the day on which such facsimile was sent if such day is a business day for the recipient or on the first business day next following its transmission if the facsimile was sent on a day that is not a business day for the recipient. For the purposes of this Article, in the case of Notices sent to Thera, “business day” shall mean every day of a week, other than Saturdays, Sundays and statutory holidays in the Province of Quebec, from 8:30 am to 5:00 pm (Eastern Time); and, in the case of Notices sent to Bachem, “business day” shall mean every day of a week, other than Saturdays, Sundays and statutory holidays in the State of California, from 8:30 am to 5:00 pm (Pacific Time).

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15.2	Notices sent to either party shall be sent to the following address:

If to Thera:	Theratechnologies Inc. 2310 Alfred-Nobel Blvd. Montréal, Quebec Canada, H4S 2B4

Fax: 514-331-7321

Attention: Vice President, Pharmaceutical Development

If to Bachem:	Bachem Americas Inc. 3132 Kashiwa Street Torrance, California 90505 U.S.A.

Fax: 310-539-1570

Attention: President & CEO, Bachem Americas, Inc.
ARTICLE 16
LIMITATIONS OF LIABILITY
Neither party shall be responsible or liable for injuries to or death of any of the other party’s employees (or for injuries, damage or loss to their property) while at or traveling to and from the plants, offices or premises of the hosting party, unless due to the negligence or wilful misconduct of such hosting party.
ARTICLE 17
ARBITRATION
Any dispute between the parties arising under this Agreement, including its interpretation, other than a dispute where arbitration is already provided for herein and other than a disagreement on the pricing of a [Redacted: Amount] Lot, shall be conclusively settled by the submission of the dispute to arbitration. The rules governing arbitration shall be those set forth under Sections 941 to 941.3 (inclusively) and Sections 944 to 945.8 (inclusively) of the Code of Civil Procedures (Québec). The arbitration shall be held in Montreal, Province of Québec, Canada.
ARTICLE 18
FINAL PROVISIONS
18.1	This Agreement shall be binding upon and enure to the benefit of the parties hereto, their successors and permitted assigns.

Manufacturing and Supply Agreement between Theratechnologies Inc, Bachem Americas Inc. and Bachem, Inc. dated March 11, 2009	Page 26

18.2	This Agreement constitutes the entire agreement of the parties with respect to the subject matter of this Agreement and supersedes all prior and contemporaneous agreements and understandings in connection therewith. It may not be changed nor modified orally, but only by agreement in writing signed by a duly authorized representative of each of the parties hereto.

18.3	Each of the parties upon the request of the other shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered all such further acts, deeds, documents, assignments, transfers, conveyances, powers of attorney and assurances as may be reasonably necessary or desirable to effect complete consummation of the transactions contemplated by this Agreement.

18.4	Nothing contained herein shall constitute or create a partnership among, or a joint venture by, all or any of the parties.

18.5	Neither failure nor delay by either party to exercise any right or remedy provided in this Agreement or by statute, or law shall operate as a waiver of such right or remedy, nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise of any other right or remedy. The rights and remedies set forth in this Agreement are cumulative and enforcement of one right or remedy shall not preclude subsequent enforcement of the same or other rights and remedies provided in this Agreement or at law.

18.6	This Agreement and all rights and obligations hereunder shall not be assigned in whole or in part by either party to any third party without the prior written consent of the other; provided, however, that Thera shall be entitled to assign this Agreement in whole only without the prior written consent of Bachem to a Related Party or in the event of an Acquisition of Control of Thera and provided further that Bachem shall be entitled to assign this Agreement in whole only without the prior written consent of Thera in connection with the acquisition or sale of all or substantially all of the entire company. The party having assigned this Agreement shall be relieved from any obligation hereunder. In the event Thera assigns this Agreement, Thera shall continue to have the right to order from Bachem the manufacture of Active Ingredients pursuant to the prices set forth in Schedule 7.3 and pursuant to the price to be agreed upon for the manufacture of [Redacted: Amount] of Active Ingredient.

18.7	The parties hereto have required that the present Agreement and all deeds, documents, or notices relating thereto be drafted in the English language; les parties aux présentes ont exigé que la présente convention et tout autre contrat, document ou avis afférent ou subordonné aux présentes soient rédigés en langue anglaise.

Manufacturing and Supply Agreement between Theratechnologies Inc, Bachem Americas Inc. and Bachem, Inc. dated March 11, 2009	Page 27

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed in two counterparts by their duly authorized representatives as of the day and year first set forth above.

THERATECHNOLOGIES INC.
Per:	(signed) Luc Tanguay
Luc Tanguay
Executive Vice President and Chief Financial Officer

Per:	(signed) Pierre Perazzelli
Pierre Perazzelli
Vice President, Pharmaceutical Development

BACHEM AMERICAS INC.
Per:	(signed) Philip Ottiger
Philip Ottiger
President & Chief Executive Officer, Bachem Americas, Inc.

BACHEM, INC.
Per:	(signed) Alex Fässler
Alex Fässler
President & Chief Operating Officer, Bachem, Inc.

Manufacturing and Supply Agreement Redacted — Quantity final

Manufacturing and Supply Agreement between Theratechnologies Inc, Bachem Americas Inc. and Bachem, Inc. dated March 11, 2009	Page 28

SCHEDULE 1.38
QUALITY AGREEMENT
[Redacted]

Schedule 1.1.43A Specifications — Active Ingredient — [Redacted: Amount] Kilogram Lot March 11, 2009	Page 1

Quality Agreement Between
Theratechnologies Inc.
and
Bachem, Inc., Manufacturer of the Bulk Active Pharmaceutical Ingredient

Schedule 1.1.43A Specifications — Active Ingredient — [Redacted: Amount] Lot March 11, 2009	Page 2

SCHEDULE 1.1.43A
SPECIFICATIONS — ACTIVE INGREDIENT — [REDACTED: AMOUNT] LOT
[Redacted: Specifications]

Schedule 1.1.43A Specifications — Active Ingredient — [Redacted: Amount] Lot March 11, 2009	Page 3

SCHEDULE 1.1.43B
SPECIFICATIONS — ACTIVE INGREDIENT — [REDACTED: QUANTITY] LOT
[Redacted: Specifications]

Schedule 1.1.43B Specifications — Active Ingredient — [Redacted: Amount] Gram Lot March 11, 2009	Page 1

SCHEDULE 2.1
OBLIGATIONS UNDER THE CDMA
[Redacted: Obligations]

Schedule 2.1 Obligations under the CDMA March 11, 2009	Page 1

SCHEDULE 4.2
WORK PLAN
[Redacted: Work Plan]

Schedule 4.2 Work Plan March 11, 2009	Page 1

SCHEDULE 7.3
PRICE FOR [REDACTED:QUANTITY] LOTS
[Redacted: Prices]

Schedule 7.3 Price for [Redacted: Amount] Lots March 11, 2009	Page 1